Corcept Therapeutics Incorporated

149 Commonwealth Drive

Menlo Park, California 94025

September 22, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.W.

Washington, D.C. 20549

Attention:	Mary Beth Breslin
Irene Paik
Ibolya Ignat
Jacob Luxenburg

Re:	Corcept Therapeutics Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 6, 2017
File No. 000-50679

Ladies and Gentlemen:

Corcept Therapeutics Incorporated (“Corcept” or the “Company”) is transmitting this letter in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated September 12, 2017 (the “Comment Letter”) with respect to the Company’s Form 10-K for the year ended December 31, 2016 (the “Form 10-K”). For your convenience, the Staff’s comments are reproduced in bold type below, followed by the Company’s responses thereto. The paragraph numbers below correspond to the numbered paragraphs in the Comment Letter.

Form 10-K filed March 6, 2017

Business

License Agreements, page 6

1.

Please confirm that in future filings you will disclose the royalty based on net revenues you are required to pay and the termination provisions under your license agreement with the University of Chicago. With respect to the termination provisions, we note your disclosure on page 25 that if the University of Chicago were to terminate your licenses, you may not be able to commercialize any cortisol modulators for the treatment of triple-negative breast cancer or castration-resistant prostate cancer. In addition, please confirm that you will file the license agreement as an exhibit to your next Form 10-K. Alternatively, please provide us with an analysis supporting your determination that the agreement is not a required exhibit. See Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the license agreement with the University of Chicago relates solely to the use of cortisol modulators in combination therapy for the treatment of triple-negative breast cancer and castration-resistant prostate cancer. While both triple-negative breast and castration-resistant prostate tumor types are potential targets for cortisol modulation therapy, the Company’s currently proposed treatments for these tumor types are still years away from being clinically proven. Thus, the time at which any products arising from the patents covered by the license agreement with the University of Chicago could result in net revenue to the Company and thereby trigger the payment of royalties to the University of Chicago — even if the Company’s clinical development efforts are successful and proceed expeditiously — is also still years away. Given this long timeline and the uncertainty regarding whether royalty payments, if any, under the license agreement would be material to the Company, the Company does not believe that the specific details of the royalty or termination provisions of the license agreement with the University of Chicago are material information to an investor at this time. The Company also respectfully advises the Staff that it has disclosed on page F-13 of its Form 10-K that the Company’s annual and milestone payments pursuant to the license agreement with the University of Chicago are not material and are creditable against future royalties.

For the foregoing reasons, the Company has concluded that its license agreement with the University of Chicago is not required to be filed as an exhibit to its Form 10-K or any other filing, as it is not material to the Company and the Company is not “substantially dependent” on this agreement within the meaning of Item 601(b)(10) of Regulation S-K. If the license agreement with the University of Chicago does become material to the Company at a later time, then the Company will file this agreement as an exhibit to the appropriate periodic report at such time.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 36

2.	We note your disclosure that the change in revenues was driven by “an increase in sales volume and price increases.” It appears from statements in your fourth quarter 2016, first quarter 2017, and second quarter 2017 earnings calls that you increased prices at January 1, 2016 and 2017 but that you had no other price increases in 2016 or 2017 to date. We note your statement in the second quarter 2017 earnings call that the increase in revenues from the first to the second quarter in 2017 was “entirely due to increased Korlym’s sales volume as there was no price increase in the second quarter.” In future filings, please separately discuss the volume and price changes, and quantify the impact of each, if practicable. Please refer to Item 303(a)(3)(iii) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment. In future filings, the Company will separately discuss any material volume and price changes in accordance with Item 303(a)(3)(iii) of Regulation S-K and will quantify the impact of each, if practicable.

Please do not hesitate to contact the undersigned at (650) 688-8783 if you have any further comments or questions regarding these matters.

Sincerely,

/s/ G. Charles Robb
G. Charles Robb
Chief Financial Officer and Secretary
Corcept Therapeutics Incorporated

cc:	Joseph K. Belanoff, M.D., Chief Executive Officer, Corcept Therapeutics Incorporated
Alan C. Mendelson, Esq., Latham & Watkins LLP
Kathleen M. Wells, Esq., Latham & Watkins LLP

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